AP 2/21

08026085

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 19 2008

Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: David M. Polen Securities, LLC (f/k/a David M. Polen Securities, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 N. Military Trail, Suite 230
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Charles Moss (561) 241-2425
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
(Name – if individual, state last, first, middle name)

1900 NW Corporate Blvd. Suite 300 E	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stanley Moss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of David M. Polen Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DELIA MORALES
MY COMMISSION # DD 616922
EXPIRES: November 21, 2010
Bonded Thru Notary Public Underwriters

Signature

CFO and COO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DAVID M. POLEN SECURITIES, LLC
(F/K/A DAVID M. POLEN SECURITIES, INC.)
(A WHOLLY OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)

Financial Statements

December 31, 2007

DAVID M. POLEN SECURITIES, LLC
(F/K/A DAVID M. POLEN SECURITIES, INC.)
(A WHOLLY OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)

TABLE OF CONTENTS
DECEMBER 31, 2007

Goldstein
Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
David M. Polen Securities, LLC

We have audited the accompanying statement of financial condition of David M. Polen Securities, LLC (A Limited Liability Company) (formerly known as David M. Polen Securities, Inc.) (a wholly-owned subsidiary of Polen Capital Management, LLC), as of December 31, 2007 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits,

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David M. Polen Securities, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goldstein Lewin & Co.

Boca Raton, Florida
January 30, 2008

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
(reply to Boca address)

DAVID M. POLEN SECURITIES, LLC
(F/K/A DAVID M. POLEN SECURITIES, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and Cash Equivalents	$	17,865
Restricted Cash		100,000
Receivable from Parent		92,043
Due from Clearing Broker		8,386
TOTAL ASSETS	$	218,294

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accrued Expenses	$	12,000
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		206,294
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	218,294

DAVID M. POLEN SECURITIES, LLC
(F/K/A DAVID M. POLEN SECURITIES, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

INCOME		
Commissions	$	291,411
Interest and Dividends		4,234
Other		35,000
Total Income		330,645
EXPENSES		
Clearing Fees		69,235
Management Fees		107,468
Professional Fees and Other		31,626
Total Expenses		208,329
Net Income	$	122,316

DAVID M. POLEN SECURITIES, LLC
(F/K/A DAVID M. POLEN SECURITIES, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-In	Retained	Member's	
	Shares	Amount	Capital	Earnings	Equity	Total
Balance, January 1, 2007	100	$ 1	$ 39,442	$ 43,535	$ -	$ 82,978
Exchange of Common Stock for Membership Interest	(100)	(1)	(39,442)	(43,535)	82,978	-
Capital Contribution	-	-	-	-	1,000	1,000
Net Income	-	-	-	-	122,316	122,316
Balance, December 31, 2007	-	$ -	$ -	$ -	$ 206,294	$ 206,294

The Accompanying Notes are an Integral Part of These Financial Statements

DAVID M. POLEN SECURITIES, LLC
(F/K/A DAVID M. POLEN SECURITIES, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	122,316
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Changes in Operating Assets and Liabilities:		
Increase in Restricted Cash		(100,000)
Decrease in Receivable from Clearing Broker		7,210
Decrease in Accrued Expenses		(9,750)
Net Cash Provided by Operating Activities		19,776
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in Receivable from Parent		(40,005)
Decrease in Cash and Cash Equivalents		(20,229)
Cash and Cash Equivalents at Beginning of Year		38,094
Cash and Cash Equivalents at End of Year	$	17,865
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Increase in Receivable from Parent for Capital Contribution	$	1,000

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

David M. Polen Securities, LLC (formerly known as David M. Polen Securities, Inc.) (the "Company") was formed on June 12, 2007 as a Delaware limited liability company. Pursuant to the Board of Directors and shareholders meeting of David M. Polen Securities, Inc. on September 30, 2007, all assets and liabilities of David M. Polen Securities, Inc. were transferred to David M. Polen Securities LLC plus $1,000 for all of the Company's membership interest issued to Polen Capital Management, LLC (the "Parent").

David M. Polen Securities, Inc. was incorporated under the laws of the State of New York on January 30, 1979.

The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

The Company is effective with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (the "SEC") and the State of Florida as a full service, fully disclosed introducing broker-dealer. The Company operates from one office in Boca Raton, Florida. In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities. All brokerage transactions are cleared through Bear Stearns Securities Corporation ("BSSC"). Although the Company's clearing firm maintains all of the accounts of such customers and preserve all required and customary records, the Company remains contingently liable for losses incurred on these accounts, if any.

Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions, if any, in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value. Securities not readily marketable are valued by management based on their experience in the industry. The Company did not own any securities as of December 31, 2007.

Clearing Fees are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES , (CONTINUED)

Restricted Cash

Restricted cash consists of $100,000 on deposit with BSSC pursuant to the Company's clearing agreement. The clearing agreement requires the Company to maintain $100,000 in net capital as calculated under SEC Rule 15c3-1 (Note 5). As long as the Company continues to use the clearing and execution services of BSSC, the Company is required to maintain this restricted fund on deposit.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

Concentration of Credit Risk

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits and cash and investment in securities in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $100,000 for claims for cash. The Company places its temporary cash investments with high credit quality financial institutions. Cash and investments held by these financial institutions in excess of SIPC limits totaled approximately $12,000 at December 31, 2007. The Company has not experienced any losses in such accounts, and believe they are not exposed to any significant credit risk on its cash and investment balances.

Income Taxes

The Company is included as part of a consolidated entity tax return as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is to be included in the tax return of the Parent. Accordingly, no provision is made for income taxes in the financial statements.

Fair Value of Financial Instruments

The carrying values of cash, receivables and payables approximate fair value due to the short-term maturities of these instruments.

NOTE 2: DUE FROM CLEARING BROKER

The Company conducts business with BSSC on behalf of its customers and for its own proprietary accounts. During 2007, the Company earned commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by BSSC pursuant to the clearing agreement. BSSC remits the net commission income to the Company on a monthly basis for the previous month's activity. As of December 31, 2007, the Company had a receivable from BSSC totaling $8,386.

NOTE 3: OFF - BALANCE SHEET RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, BSSC. The clearing broker/dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Broker to obtain additional collateral from the Company's customers. It is the policy of BSSC to value the short positions daily and to obtain additional deposits where deemed appropriate. As of December 31, 2007, the Company did not have any open short positions.

NOTE 4: RELATED PARTY TRANSACTIONS

On March 5, 2004, the Company entered into a management agreement with the Parent. Under the management agreement, the Company is to make monthly payments to the Parent in an amount equal to 20% of the Company's net commission revenue. On June 5, 2007, the Company entered into a new management agreement based on FINRA guidelines that the Company is to make monthly payment to the Parent based on certain expense allocation percentage rates and usage. The Company incurred expenses relating to these agreements of $107,468 for the year ended December 31, 2007.

The Parent pays certain operating expenses on behalf of the Company. In addition, the Company advances any excess funds to the Parent. As of December 31, 2007, the Company had outstanding receivables from the Parent in the amount of $92,043. Outstanding receivables from the Parent are non-interest bearing and due on demand.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall be the greater of $5,000 or 6-2/3%. At December 31, 2007, the Company had net capital of $114,010, which was $109,010 in excess of its required net capital of $5,000. The Company ratio of aggregate indebtedness to net capital was 0.11 to 1 at December 31, 2007.

NOTE 6: CONTINGENCY

From time to time, the Company may be involved in various claims and legal actions arising in the ordinary course of business.

Goldstein
Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
David M. Polen Securities, LLC
(F/K/A David M. Polen Securities, Inc.)
(A Wholly-Owned Subsidiary of Polen Capital Management, LLC)
Boca Raton, Florida

We have audited the accompanying financial statements of David M. Polen Securities, LLC (F/K/A David M. Polen Securities, Inc.) (A Wholly-owned subsidiary of Polen Capital Management, LLC), as of and for the year ended December 31, 2007, and have issued our report thereon dated January 30, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Lewin & Co.

Boca Raton, Florida
January 30, 2008

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
(reply to Boca address)

DAVID M. POLEN SECURITIES, LLC
(F/K/A DAVID M. POLEN SECURITIES, INC.)
(A WHOLLY-OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2007

Net Capital - Member's Equity	$	206,294
Deductions:		
Nonallowable Assets:		
Receivable from Parent Company		92,043
Investments not Readily Marketable, at Fair Value		-
Haircut on Securities		-
Haircut on Money Market Balances		241
Total Nonallowable Assets		92,284
Net Capital	$	114,010
Minimum Net Capital Requirement - the Greater of $5,000 or 6-2/3% of Aggregate Indebtedness	$	5,000
Excess Net Capital	$	109,010
Excess Net Capital at 1000%	$	112,810
Aggregate Indebtedness - Accrued Expenses	$	12,000
Ratio of Aggregate Indebtedness to Net Capital		0.11

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2007).

There were no differences between the Company's net capital computation and the computation above.

DAVID M. POLEN SECURITIES, LLC
(F/K/A DAVID M. POLEN SECURITIES, INC.)
(A WHOLLY OWNED SUBSIDIARY OF POLEN CAPITAL MANAGEMENT, LLC)
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2007

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2007 to December 31, 2007, there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

Goldstein
Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

To the Member
David M. Polen Securities, LLC.
(F/K/A David M Polen Securities, Inc.)
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of David M. Polen Securities, LLC. (the "Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
(reply to Boca address)

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operations of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Lewin & Co.

Boca Raton, Florida
January 30, 2008

END